Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178174

PROSPECTUS

1,002,724 Shares

National Fuel Gas Company

Common Stock

Direct Stock Purchase and

Dividend Reinvestment Plan

CUSIP 636180101

This prospectus relates to 1,002,724 shares of common stock, $1.00 par value, of National Fuel Gas Company. All of the shares being offered hereby will be sold pursuant to the National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan (the Plan). You should read this prospectus carefully before you invest.

The price of the common stock will be based upon market prices prevailing at the time of sale. The Company’s common stock is listed on the New York Stock Exchange under the symbol “NFG.”

If you are currently participating in the Plan, you will remain enrolled in the Plan, and you do not have to take any action unless you wish to make a change to your Plan account or terminate your participation.

To the extent required by applicable law in certain jurisdictions, shares of common stock offered under the Plan to certain persons are offered only through a registered broker/dealer in such jurisdictions.

The Company’s principal executive offices are located at 6363 Main Street, Williamsville, New York 14221, and its telephone number is (716) 857-7000.

Investing in the Company involves a number of risks. You should carefully consider the Risk Factors referenced at page 1 of this prospectus before investing in the Company.

Please retain this prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2012.

No person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the Company’s affairs since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which said offer or solicitation is not qualified or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Risk Factors

Investing in the Company involves risks. You should review all the information contained in or incorporated by reference in this prospectus before investing in the Company. See “Miscellaneous – Available Information/Incorporation of Documents by Reference.” In particular, you should carefully consider the risk factors section of National Fuel’s Annual Report on Form 10-K for the year ended September 30, 2011, as updated by National Fuel’s subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. Words such as “anticipate,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project,” “believe,” “seek,” “will,” “may,” and similar expressions, are forward-looking statements and accordingly involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Such risks, uncertainties and other factors include, among others, those listed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under “Safe Harbor for Forward-Looking Statements” in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q incorporated herein by reference, as well as those discussed in “Risk Factors” in such reports incorporated herein by reference.

The Company

National Fuel Gas Company is a diversified energy company consisting of four reportable business segments: a utility segment, a pipeline and storage segment, an exploration and production segment, and an energy marketing segment. National Fuel Gas Company was incorporated in New Jersey in 1902. References in this prospectus to “National Fuel” or the “Company” mean National Fuel Gas Company, National Fuel Gas Company and its subsidiaries, or National Fuel Gas Company’s subsidiaries, as appropriate in the context of the disclosure. Whenever this prospectus refers to “shares” or “stock,” it means National Fuel Gas Company’s common stock. National Fuel Gas Company’s principal executive offices are located at 6363 Main Street, Williamsville, New York 14221, and its telephone number is (716) 857-7000.

Purpose of the Plan

The National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) promotes long-term ownership in National Fuel by offering:

•	A simple, cost-effective method for purchasing shares of National Fuel common stock.

•	A way to increase your holdings in National Fuel by reinvesting your cash dividends.

•	The opportunity to purchase additional shares by making optional cash investments.

You do not have to be a current shareholder of National Fuel to participate in the Plan. You can purchase your first shares of National Fuel stock through the Plan by making an initial investment of $1,000 or more. An enrollment fee of $15 will be deducted from your initial investment and paid to the Plan Administrator to defray the expense of setting up your account.

Summary of the Plan

Enrollment: New shareholders can join the Plan by submitting a completed Account Authorization Form and making an initial investment of at least $1,000. An enrollment fee of $15 will be deducted from your initial investment and paid to the Plan Administrator to defray the expense of setting up your account. Existing National Fuel shareholders who are not currently enrolled in the Plan can participate by submitting a completed Account Authorization Form. If your shares are held in a brokerage account, you may participate directly by registering some or all of your shares in your name. The $15 enrollment fee does not apply to existing shareholders joining the Plan.

Reinvestment of Dividends: You can reinvest all or a portion of your cash dividends toward the purchase of additional shares of National Fuel stock without paying brokerage commission charges or other trading fees (collectively referred to as trading fees). In the alternative, you can have your cash dividends paid to you by check mailed to your address, or by automatic deposit to your bank account.

Optional Cash Investments: After you are enrolled in the Plan, you can buy additional shares of National Fuel stock without paying trading fees. You can invest a minimum of $100 at any one time, up to $120,000 in the aggregate per calendar year. You can pay by check or have your payment automatically withdrawn from your bank account. You are under no obligation to make optional cash investments. Funds awaiting purchase do not earn interest.

During the period that an optional cash investment is pending, the collected funds in the possession of the Plan Administrator may be invested in certain Permitted Investments. For purposes of this Plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act of 1940 (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments shall be the responsibility of the Plan Administrator. Investment income from such Permitted Investments shall be retained by the Plan Administrator.

Full Investment: Full investment of your dividends is possible because the Company will credit your account with both whole and fractional shares. National Fuel pays dividends on both whole shares and fractional shares.

Safekeeping of Certificates: You can deposit your National Fuel stock certificates with the Plan Administrator (as defined below) for safekeeping at no cost to you.

Transfer of Shares: You can transfer your National Fuel shares to others.

Sell Shares Conveniently: You can sell National Fuel stock out of your Plan account.

Trading Fees:

Purchases: You will not pay trading fees on your initial investment, reinvestment of dividends or optional cash investments. If shares are purchased in the open market to effect these investments, National Fuel will pay the trading fees, which must and will be reported to you and the U.S. Internal Revenue Service (IRS) as your taxable income. If shares are purchased directly from National Fuel to effect these investments, there will be no trading fees. National Fuel determines whether shares needed to meet the requirements of the Plan will be purchased in the open market or issued directly by National Fuel from authorized but unissued shares or treasury shares. National Fuel may change the source of shares from time to time in its sole discretion. See “Purchase of Shares for the Plan.”

Sales: You will pay trading fees on sales of shares from your Plan account. You will also pay a sales transaction fee on each sale transaction. See “Plan Service Fees.”

Tracking Your Investment: You will receive a statement or a notification after each transaction you make. Statements provide the details of the transaction and show the share balance in your Plan account.

Administrator of the Plan

National Fuel has designated Wells Fargo Bank, National Association as administrator of the Plan (the Plan Administrator) and as agent for the participants. Wells Fargo Bank, National Association is also the transfer agent for National Fuel’s common stock. Wells Fargo Bank, National Association conducts its plan administration and transfer agency businesses under the name Wells Fargo Shareowner Services.

The Plan Administrator will keep and maintain Plan records, serve as custodian for shares held in the Plan, send statements and perform other duties required by the Plan. The Plan Administrator may be contacted as follows:

For information about the Plan:

Call the Plan Administrator:

        (800) 648-8166

Outside the United States call:

        (651) 450-4064

Internet Privileges: We encourage you to access your account information online to perform transactions. Accounts that are registered in the name of an Investment Club, Corporation, or Partnership will not be allowed online access. Please note: additional access restrictions may apply.

For current shareholders of record: Go to www.shareowneronline.com and click on “Sign Up Now!” under “I am a Current Shareowner.” You will need your 10-digit account number, your 12-digit Authentication ID and a valid email address. Your account number can be found on your dividend check, dividend deposit notice or account statement. If you do not have your Authentication ID, you may request one online or by phone. Your Authentication ID will be sent to your mailing address on file.

For non-shareholders of record (new investors): Go to www.shareowneronline.com and click on “Direct Purchase Plan,” under the column titled Invest in a Plan. Next, simply click on “Invest Now” under the column New Investors for National Fuel Gas Company. Then follow instructions on the “Buy Shares” page.

After you have successfully signed up, you will be able to access your account immediately. You will also receive written confirmation to your mailing address on file that your account has been activated for online access.

Once you have activated your account online, you can also:

•	Authorize, change or stop optional cash investments by automatic withdrawal from your bank account;

•	Consent to electronic delivery of statements including tax forms;

•	Sell some or all of your Plan shares if the current market value of the shares to be sold is $25,000 or less; and

•	Elect to view statements, tax forms, and company communications. You will receive an email notification when new documents are available for viewing.

Telephone Privileges: If you have established automated privileges on your account, you can:

•	Change the amount of or stop automatic monthly bank withdrawals;

•	Change your dividend reinvestment option (for example, from full to partial reinvestment);

•	Sell some or all of your Plan shares if the current market value of the shares to be sold is $25,000 or less; and

•	Request a certificate for some or all full shares in the Plan, but only if the current market value of the shares to be issued is $50,000 or less.

To establish automated privileges, please call Wells Fargo Shareowner Services and request an Automated Request Authorization Form.

Plan Requests should be mailed to:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified/Overnight Mail:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights MN 55120-4100

General Information:

Fax: 651-450-4085

Telephone: 1-800-648-8166

Telephone: 651-450-4064 (outside the United States)

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Standard Time, Monday through Friday.

Internet:

General Inquiries and Account Information – www.shareowneronline.com

Enrollment

You are eligible to participate in the Plan if you meet the requirements outlined below. If you live outside the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. National Fuel reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations.

If you do not currently own any National Fuel stock, you can join the Plan by making an initial investment of at least $1,000, but not more than $120,000, which is the maximum investment per year. You can get started in the Plan by enrolling online or returning a completed Account Authorization Form to the Plan Administrator along with your check payable to Wells Fargo Shareowner Services. A $15 enrollment fee will be deducted from your initial investment. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow two weeks for your account to be established, initial shares to be purchased and a statement mailed to you. See “Purchase of Shares for the Plan.”

If you already own National Fuel stock and the shares are registered in your name, you may join the Plan by enrolling online, by telephone or returning a completed Account Authorization Form to the Plan Administrator. If you currently participate in the Plan, you need not take any other action unless you want to make a change to your Plan account or terminate your participation.

If your shares are held in a brokerage, bank or other intermediary account, and you wish to deposit some or all of those shares in the Plan, you should direct your broker, bank, or trustee to register such shares directly in your name. You can then get started in the Plan by enrolling online or returning a completed Account Authorization Form to the Plan Administrator.

Investment Options

The payment of dividends is at the discretion of the National Fuel Gas Company Board of Directors and will depend upon future earnings, the financial condition of National Fuel Gas Company and other factors. The Board may change the amount and timing of dividends at any time without notice.

Once enrolled in the Plan, you have the following choices:

Dividend Reinvestment: You can choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of National Fuel stock. You may change your reinvestment option at any time by going online (see “Internet Privileges”), calling (see “Telephone Privileges”) or sending written notice to Wells Fargo Shareowner Services. Notices received on or before a dividend record date will be effective for that dividend. Notices received after a dividend record date will not be effective until after that dividend has been paid.

If you elect to reinvest your dividends, you must choose one of the following when completing the dividend reinvestment section of the Account Authorization Form:

Full Dividend Reinvestment: All cash dividends on shares of National Fuel Gas Company registered in your name, including shares held in physical certificate form, shares held in book-entry form under the Direct Registration System (DRS) but not credited to your account under the Plan, and shares credited to your account under the Plan, will be used to purchase additional shares. You will not receive cash when dividends are paid; instead, the dividends will be reinvested.

Partial Dividend Reinvestment: All cash dividends on a percentage (chosen by you) of shares of National Fuel Gas Company registered in your name, including shares held in physical certificate form, shares held in book-entry form under the Direct Registration System (DRS) but not credited to your account under the Plan, and shares credited to your account under the Plan, will be used to purchase additional shares. You may elect percentages from 10 to 90 in increments of 10%. If you elect partial dividend reinvestment, you will receive a dividend check or an automatic bank deposit from National Fuel Gas Company for dividends, when declared and paid, only for those shares not subject to dividend reinvestment.

For example, a shareholder has 40 shares held in physical certificate form, 40 shares held in book-entry form under the Direct Registration System (DRS) but not credited to his account under the Plan, and 20 Plan shares. The shareholder elects to have 50% of his total shares subject to dividend reinvestment. All cash dividends on 50 shares (50% of 100 shares) will be used to purchase additional shares for the shareholder’s account under the Plan. The shareholder will receive a dividend check or an automatic bank deposit from National Fuel Gas Company, when dividends are declared and paid, only for the 50 shares not subject to dividend reinvestment.

Cash Payments Only (No Dividend Reinvestment): All cash dividends on shares of National Fuel Gas Company registered in your name, including shares held in physical certificate form, shares held in book-entry form under the Direct Registration System (DRS) but not credited to your account under the Plan, and shares credited to your account under the Plan, will be paid to you in cash, by check or direct deposit.

Direct Deposit of Dividends: You can have your cash dividends not being reinvested transferred directly to your bank for deposit. For electronic direct deposit of dividend funds, contact Wells Fargo Shareowner Services to request a Direct Deposit of Dividends Authorization Form, complete the form and return it to Wells Fargo Shareowner Services. Be sure to include a voided check for checking accounts or savings deposit slip for savings accounts. If your stock is jointly owned, all owners must sign the form.

Optional Cash Investments: You can purchase additional shares of National Fuel stock by using the Plan’s optional cash investment feature. You must invest at least $100 at any one time, but you cannot invest more than $120,000 per calendar year. Funds that you forward to the Plan Administrator might not be invested immediately (see “Purchase of Shares for the Plan” and “Purchase Intervals”). Interest will not be paid on amounts held pending investment.

By Check: You may make optional cash investments by sending to the Plan Administrator a check payable to Wells Fargo Shareowner Services. Checks must be in U.S. funds and drawn on a U.S. bank or Canadian financial institution. Do not send money orders, travelers’ checks, third-party checks or cash. To facilitate processing of your investment, please use the Transaction Request Form found on your statement or send your check along with a brief note clearly indicating your 12-digit Authentication ID.

By Automatic Withdrawal from your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account. This feature enables you to make ongoing investments without writing a check. Funds will be deducted from your account on the 10th or 25th day of the month, as you select. If the date you select falls on a bank holiday or weekend, funds will be deducted on the preceding business day. To be effective with respect to a particular investment date, your request to enroll in, change or discontinue the automatic withdrawal feature must be received by the Plan Administrator at least 15 business days prior to the investment date. Requests to enroll in, change or discontinue automatic withdrawals can be made online, by telephone or by using the Transaction Request Form attached to your statement.

In the event that your optional cash investment check is returned unpaid for any reason, or your designated bank account for automatic withdrawal does not have sufficient funds for your authorized monthly deduction, the Plan Administrator will immediately remove from your account shares which were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, the Plan Administrator reserves the right to sell such additional shares from any of your accounts maintained by the Plan Administrator as may be necessary to recover in full the uncollected balance. In addition, you will be charged a fee of $35 for any returned check or failed automatic withdrawal. The Plan Administrator reserves the right to sell such additional shares from any of your accounts maintained by the Plan Administrator as may be necessary to recover in full this fee.

Purchase of Shares for the Plan

Purchase Intervals: The Plan Administrator will make arrangements to use initial and optional cash investments to purchase National Fuel shares as promptly as practical, typically once each week. The Plan Administrator will use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days.

Source and Pricing of Shares:

Source of Shares: Stock needed to meet the requirements of the Plan will either be purchased in the open market or issued directly by National Fuel from authorized but unissued shares or treasury shares, as determined by National Fuel. National Fuel may change the source of shares from time to time in its sole discretion.

Shares Purchased in the Open Market: If the shares are purchased in the open market, your price per share will be the weighted average price of shares purchased to satisfy Plan requirements. All fractional shares are calculated to three decimals and are credited to your account. Open market purchases will usually be made through a broker affiliated with Wells Fargo Shareowner Services. National Fuel will pay applicable trading fees on open market purchases. These trading fees must and will be reported to you and the IRS as your taxable income. See “U.S. Federal Income Tax Information.”

Shares Purchased from National Fuel: If the shares are purchased directly from National Fuel, your price per share for initial and optional cash investments will be the average of the daily high and low sale prices quoted on the New York Stock Exchange (NYSE) Composite Transactions listing for the day the shares are purchased. For quarterly reinvestment of dividends, your price per share will be the average of the daily high and low sale prices quoted on the NYSE Composite Transactions listing for the three-day period beginning on the last business day before the dividend payment date and ending on the first business day after the dividend payment date. If there is no trading of National Fuel stock on the NYSE for a substantial period of time during the pricing period, then the price per share will be determined by National Fuel on the basis of such market quotations as it considers appropriate. There are no trading fees on shares purchased directly from National Fuel.

Use of Proceeds: Proceeds from the sale of shares purchased from National Fuel, if any, will be used by National Fuel for general corporate purposes.

Timing and Control: Because the Plan Administrator will arrange for the purchase of shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control either the timing or (except as stated above with respect to a substantial period of time in which there is no trading of National Fuel stock on the NYSE) pricing of shares purchased. Similarly, neither National Fuel nor any participant in the Plan may control the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of National Fuel stock could go up or down before the Plan Administrator purchases stock with your funds. In addition, you will not earn interest on initial or optional cash investments for the period before the shares are purchased.

Sale of Shares for the Plan

You can sell any number of shares held in your Plan account by notifying the Plan Administrator as described below. Sales will usually be made through a broker affiliated with Wells Fargo Shareowner Services. You will receive the proceeds of the sale less a sales transaction fee, trading fees, and any required tax withholdings. See “Plan Service Fees.” If the proceeds of the sale do not exceed the sum of the sales transaction fee, trading fees and any required tax withholdings, you will not receive any part of the proceeds.

Methods of Sale: You can notify the Plan Administrator to sell any number of shares held in your Plan account by one of the following methods:

Sale Orders via Internet: You may instruct the Plan Administrator to sell by placing a sale order via the Internet. To place a sale order, you will need to log into your account at the Plan Administrator’s website at www.shareowneronline.com. See “Internet Privileges” for information on how to access your account online.

Sale Orders via Interactive Voice Response System: You may instruct the Plan Administrator to sell by placing a sale order via the Interactive Voice Response system. To place a sale order, call (800) 648-8166, the Plan Administrator’s toll-free number, with your instructions. Simply select the menu option for sales and follow the instructions provided. For security purposes, you will be asked to enter your Authentication ID.

Sale Orders via Mail: You may instruct the Plan Administrator to sell by completing and signing the Transaction Request Form on your account statement and mailing the instructions to the Plan Administrator. If there is more than one name or owner on the Plan account, all participants must sign the Transaction Request Form.

Types of Sale Orders: You may instruct the Plan Administrator to sell shares under the Plan through a Batch Order. The Plan Administrator anticipates that, during the fourth quarter of calendar 2012, the following other types of sale orders will become available: Market Order, Day Limit Order, Good-‘Til-Date/Canceled Limit Order, and Stop Order.

Batch Order (online, telephone, or mail) – Requests to sell shares are aggregated and the total of all shares are sold on the open market. Batch Order sale requests will be completed by the Plan Administrator no later than five business days after receipt of the request. The price per share sold will not be known until the sales are completed and will be the weighted-average price for all shares sold for the Plan on the trade date.

Market Order (online or telephone) – During market hours, sale requests will be promptly submitted by the Plan Administrator to a broker. The sale will be at the prevailing market price when the trade is executed. Once entered, a Market Order request cannot be canceled. Sale requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

Day Limit Order (online or telephone) – Sale requests for a Day Limit Order will be promptly submitted by the Plan Administrator to a broker. The sale will be executed when and if the stock reaches, or exceeds the specified price on the day the order was placed. The request will be automatically canceled if the price is not met by the end of the trading day.

Good-‘Til -Date/Canceled (GTD/GTC) Limit Order (online or telephone) – Requests to sell shares with a GTD/GTC Limit Order will be promptly submitted by the Plan Administrator to a broker. The sale will be executed when and if the stock reaches, or exceeds the specified price at any time while the order remains open (up to the date requested or 90 days for GTC). The request is automatically canceled if the price is not met by the end of the order period.

Stop Order (online or telephone) – Requests to sell shares with a Stop Order will be promptly submitted by the Plan Administrator to a broker. The sale will be executed when the stock reaches the specified price, at which time the order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price (generally used to limit a market loss).

Please note that the Company reserves the right to instruct the Plan Administrator, in the event your total holdings fall below one share, to liquidate the fractional share, remit the proceeds to you, less applicable fees, and close your Plan account. In addition, in the event you have selected partial or full reinvestment of dividends but close your Plan account during the period between a dividend record date and dividend payment date, the Company reserves the right to pay to you in cash the dividends that otherwise would have been reinvested, either by check mailed to your address or by direct deposit into your bank account.

Timing and Control: Because the Plan Administrator will sell the shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control either the timing or (except as stated above with respect to a substantial period of time in which there is no trading of National Fuel stock on the NYSE) pricing of shares sold. Similarly, neither National Fuel nor any participant in the Plan may control the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in a request to sell shares, it is possible that the market price of National Fuel stock could go down or up before the Plan Administrator sells your shares. In addition, you will not earn interest on funds received in a sales transaction during the period between the sale and the date the funds are remitted to you.

Automatic Deposit of Sale Proceeds: When submitting a request to sell all or part of your shares, you may request that the net proceeds of the sale be automatically deposited to a bank checking or savings account. To take advantage of this service, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your signature on your written request must be guaranteed by a financial institution participating in the Securities Transfer Agents Medallion Program (STAMP), or in such other signature guarantee program as the Plan Administrator may determine in addition to, or in substitution for, STAMP. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored and a check for the net proceeds will be issued.

Termination of Plan Account: A request to terminate your Plan account should specify whether to (1) convert all your full Plan shares to book-entry form under the Direct Registration System (DRS) (such shares to remain registered in your name outside of the Plan) and sell the remaining fraction, (2) sell all of your Plan shares, or (3) convert a specified number of full Plan shares to book-entry form under the Direct Registration System (DRS) and sell the remaining shares. Participants will receive a check or direct deposit in the amount of any fractional or full shares sold, less applicable sales transaction fees, trading fees, and any required tax withholding. Future dividends on any retained shares will be paid in cash. If no election is made in the request for termination, full Plan shares will be converted to book-entry form (DRS) as described above and a check will be issued for net proceeds of the fractional share. If the net proceeds of any sale described in this paragraph are insufficient to recover applicable fees and any required tax withholding, the Plan Administrator reserves the right to sell such additional shares from any of your accounts maintained by the Plan Administrator as may be necessary to recover such amounts. If you request to transfer all shares in your Plan account between a dividend record date and payable date, your transfer request will be processed; however, your Plan account will not be terminated unless you specifically request termination. If after you transfer all of your shares you receive additional dividend reinvestment shares, you will need to submit a written request to transfer the additional shares.

Safekeeping of Your Stock Certificates in Book-Entry Form

Shares of National Fuel Gas Company stock that you buy under the Plan will be maintained in your Plan account for safekeeping in book-entry form. In addition, any National Fuel shareholder may use the Plan’s “safekeeping” service to deposit their National Fuel Gas Company stock certificates into the Plan at no cost. Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. With safekeeping, you have the option of receiving cash dividends, reinvesting your dividends or taking advantage of the sale of shares feature of the Plan. Certificates will be issued only upon written request to the Plan Administrator. See “Issuance of Certificates.”

Direct Registration System: National Fuel Gas Company is a participant in the Direct Registration System (DRS). DRS is a method of recording shares of stock in book-entry form. Book-entry means that your shares are registered in your name on the books of National Fuel Gas Company without the need for physical certificates. On the Plan Administrator’s systems, shares registered in your name may be held in any of three positions: (i) physical certificate form, (ii) book-entry form under the Direct Registration System, but not in your Plan account, and (iii) book-entry form within your Plan account. Shares held in book-entry form have all the traditional rights and privileges as shares held in certificate form.

To use the safekeeping service, send your certificates to Wells Fargo Shareowner Services by registered or express mail, with written instructions to deposit them in safekeeping. We recommend that, when sending certificates, you take advantage of our optional mail loss insurance, as described below, or otherwise insure them. Do not endorse the certificates or complete the assignment section.

Optional Mail Loss Insurance: Please be advised that choosing registered or express mail alone will not protect you should your certificates become lost or stolen. As Plan Administrator, Wells Fargo Shareowner Services can provide low-cost loss insurance for certificates being returned for conversion to book-entry form. Mail loss insurance covers the cost of a replacement surety bond only. Replacement transaction fees may also apply.

To take advantage of the optional mail loss insurance, simply include a $10.00 check, made payable to WFSS Surety Program, along with your certificates and instructions. To qualify for this service you must choose to use an accountable mail delivery service such as Federal Express, United Parcel Service, DHL, United States Postal Service Express Mail, Purolator, TNT or United States Postal Service Registered Mail. Any one shipping package may not contain certificates exceeding a total value of $100,000.

The value of certificate shares is based on the closing market price of the common stock on the trading day prior to the documented mail date. Claims related to lost certificates under this service must be made within 60 days of the documented delivery service mail date. This is specific coverage for the purpose of converting shares to book-entry form and the insurance is not intended to cover certificates being tendered for certificate breakdown or exchange for other certificates.

Transfer of Shares

You can transfer National Fuel shares from your account to an existing shareholder in the Plan or to a new participant in the Plan, subject to the recipient’s $120,000 per calendar year aggregate investment limitation. In the case of an existing shareholder in the Plan, the Plan Administrator must receive a written acknowledgement signed by the existing shareholder, and in the case of a new participant in the Plan, the Plan Administrator must receive an Account Authorization Form signed by the new participant. Your signature authorizing the transfer must be guaranteed by a financial institution participating in the Securities Transfer Agents Medallion Program (STAMP), or in such other signature guarantee program as the Plan Administrator may determine in addition to, or in substitution for, STAMP. STAMP and other signature guarantee programs ensure that the individual signing the transfer authorization is in fact the registered owner as it appears on the records of the Plan Administrator.

In addition to making transfers, you may:

•	Make an initial $1,000 cash investment to establish an account for another person (provided that the Plan Administrator receives an Account Authorization Form signed by such person); or

•

Submit an optional cash investment on behalf of an existing participant in the Plan in an amount not less than $100 (provided that the Plan Administrator receives a written acknowledgement signed by the existing participant, and provided further that the aggregate investments in the existing participant’s Plan account do not exceed $120,000 per year).

If you need additional assistance, please call the Plan Administrator at (800) 648-8166.

Issuance of Certificates

A certificate for your shares will be sent to you, free of charge, upon written request to the Plan Administrator. All registered owners must sign the request as their names appear on the account.

Certificates will be issued for whole shares only. In the event your request involves a fractional share, the fractional share will be sold, and you will receive a check for the net proceeds of the sale (less applicable fees). The Plan Administrator will mail a certificate promptly after receipt of your request. You should not sell your shares until you have the certificate in your hands, so that you can deliver the certificate to your buyer within the legally required time.

Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is to be issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in STAMP, as described previously.

Plan Service Fees

Enrollment Fee for New Investors	$15.00 per account enrollment
Initial Purchase of Shares	Company Paid	*
Sale of Shares (partial or full)
Transaction Fee
Batch Order	$15.00 per sale transaction
Market Order	$25.00 per sale transaction
Day Limit Order	$30.00 per sale transaction
GTD/GTC Limit Order	$30.00 per sale transaction
Stop Order	$30.00 per sale transaction
Trading Fee	$0.12 per share
Electronic Deposit Fee (U.S. account)	$5.00 per deposit
Electronic Deposit Fee (non-U.S. account)	$35.00 per deposit
Reinvestment of Dividends	Company Paid	*
Optional Cash Investments via Check or Automatic Investment	Company Paid	*
Transfer of Shares	Company Paid
Safekeeping of Stock Certificates	Company Paid
Certificate Issuance	Company Paid
Returned Checks (insufficient funds, etc.)	$35.00 per check
Duplicate Statements
Current year	Company Paid
Prior year(s)	Company Paid

*	Where shares are purchased in the open market to effect initial investments, dividend reinvestments or optional cash investments, National Fuel will pay applicable trading fees. These trading fees must and will be reported to you and the IRS as your taxable income. See “U.S. Federal Income Tax Information.”

The Plan Administrator will deduct fees to be paid by the participant from either the initial investment or proceeds from a sale, as applicable.

Tracking Your Investments

If you participate in dividend reinvestment, the Plan Administrator will mail you a quarterly statement showing all transactions (shares, amounts invested, purchase prices) for your account including year-to-date and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

If you do not participate in dividend reinvestment, the Plan Administrator will mail you a statement or notice confirming any transactions you make.

Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

U.S. Federal Income Tax Information

The following is a summary of material U.S. federal income tax considerations regarding the Plan. This summary is based on current law (including administrative guidance), is for general information only and is not tax advice. This summary is limited to Plan participants who hold the Company’s common stock as a capital asset (generally, property held for investment). This summary does not purport to address all aspects of taxation that may be relevant to a participant in light of the participant’s particular circumstances, and does not address participants subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, partnerships and other pass-through entities, tax-exempt organizations, financial institutions, broker-dealers, participants who hold the Company’s common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, and participants whose functional currency is not the U.S. dollar). The summary does not apply to foreign participants, except as specifically indicated below under “Withholding and Information Reporting.” Participants should consult their own tax advisors regarding the specific tax consequences to them under applicable federal, state, local and foreign tax laws and the impact of any changes in applicable tax laws, which may have retroactive effect.

Initial Investment and Optional Cash Payments: In general, a participant who makes an initial investment or optional cash payment under the Plan will not realize gain or loss for U.S. federal income tax purposes as a result of the purchase of shares pursuant to such initial investment or optional cash payment. However, in the case of open market purchases, participants will be treated as having received a distribution equal to any trading fees paid by National Fuel in connection with the purchase. The participant’s tax basis in such shares will equal the purchase price of the shares, plus the amount of any such trading fees. The appropriate treatment of the enrollment fee paid by a participant in connection with an initial investment (as an addition to basis, a deductible expense, or otherwise) is unclear and may vary depending on a participant’s particular circumstances; participants should consult their own tax advisors regarding the treatment to them of such fees. A participant’s holding period for shares acquired with an initial investment or optional cash payment generally will begin on the day following the date on which such shares are credited to the participant’s Plan account.

Deposit, Withdrawal or Sale of Shares: A participant will not realize gain or loss for U.S. federal income tax purposes upon a deposit of National Fuel stock certificates to such participant’s Plan account or the receipt of stock certificates for whole shares withdrawn from the participant’s Plan account. A participant may, however, recognize a capital gain or loss upon the receipt of cash for any fractional share credited to such participant’s Plan account. A participant may also recognize capital gain or loss upon a sale or other taxable disposition of shares. The amount of such gain or loss generally will be the difference between the amount realized from the sale of shares (or fractional shares) and the participant’s tax basis in such shares (or fractional shares). Unless a participant specifically identifies the shares that are being sold, a first in, first out, or FIFO, method will be used when determining the tax basis of the shares sold. Capital gain will be taxable as long-term capital gain if such shares have been held by the participant for more than one year. In general, net long-term capital gains recognized by individuals and other non-corporate participants are eligible for taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Reinvestment of Dividends: Reinvested dividends are treated for U.S. federal income tax purposes in the same manner as if the participant had received such dividends in cash on the applicable dividend payment date. If a reinvested dividend is used to acquire shares from the Company, the participant generally will be treated as having received a distribution in an amount equal to the fair market value of the acquired stock (including any fractional shares acquired). If a reinvested dividend is used to purchase shares in the open market, the participant generally will be treated as having received a distribution equal to the amount of the cash dividend used to make such purchase plus the amount of any trading fees paid by National Fuel in connection with the purchase. In either case, the distribution deemed received by the participant will include the amount of any tax withholding that was deducted from the reinvested dividend. A participant’s tax basis in Plan shares purchased with a reinvested dividend generally will equal the amount of the distribution the participant is treated as receiving, as described above, less the amount of any tax withholding deducted from the reinvested dividend. A participant’s holding period for such shares generally will begin on the day following the date on which such shares are credited to the participant’s Plan account.

Taxation of Deemed Distributions: The deemed distributions described in “Initial Investment and Optional Cash Payments” and “Reinvestment of Dividends,” above, will be taxable as ordinary, dividend income to the participant to the extent of National Fuel’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividend income recognized by a corporation may be eligible for the dividends-received deduction if certain holding period and other requirements are met. Through 2012, dividend income recognized by an individual or other non-corporate participant will be taxable at the rates applicable to long-term capital gain if certain holding period and other requirements are met. Otherwise, dividends will be taxable at ordinary income rates. Any deemed distributions in excess of National Fuel’s current and accumulated earnings and profits will constitute a return of capital that will reduce the basis in the participant’s existing shares (but not below zero), and thereafter will constitute capital gain that will be taxable as long-term capital gain if the distribution is with respect to shares that have been held by the participant for more than one year.

Medicare Tax on Net Investment Income: For taxable years beginning after December 31, 2012, a participant that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the participant’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the participant’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A participant’s net investment income generally will include its dividends on its shares and its net gains from the disposition of the shares. If you are a participant that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Withholding and Information Reporting: If a participant fails to provide certain U.S. federal income tax certifications in the manner required by law, distributions on shares of common stock, proceeds from the sale of fractional shares and proceeds from the sale of shares of common stock held in the participant’s Plan account may be subject to U.S. federal backup withholding. If withholding is required for any reason, the appropriate amount of tax will be deducted and only the remaining amount will be reinvested or paid. Certain participants (including most corporations) are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the participant’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In the case of dividend reinvestments by a foreign participant who is subject to U.S. federal income tax withholding on distributions, the amount of tax required to be withheld will be deducted from the amount of reinvested dividends and only the remaining amount will be invested in Plan shares. Foreign participants should consult their own tax advisors regarding the applicability of U.S. federal income tax withholding to them and all other tax consequences to them under applicable tax laws and any applicable tax treaties.

Under recently enacted legislation, withholding may be required with respect to dividends in respect of the common stock paid on or after January 1, 2014, and gross proceeds from the sale of the common stock paid on or after January 1, 2015, for participants that hold the shares through a foreign financial institution or a foreign non-financial entity. Subject to certain exceptions, a 30% withholding tax will be imposed on such payments if paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it generally must enter into an agreement with the United States Treasury Department requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. If withholding is required under these rules, the appropriate amount of tax will be deducted and only the remaining amount will be reinvested or paid. Prospective participants should consult their tax advisors regarding these rules.

National Fuel must report annually to the IRS and to each shareholder the amount of all actual and deemed dividend distributions and the amount of tax withheld from those distributions. The Plan Administrator, as required, will report to the participant and to the IRS the sale of any Plan shares and, in the case of shares acquired under the Plan after 2011, the tax basis of the shares sold.

Description of Common Stock

The following description of National Fuel’s common stock is a summary and is qualified by reference to the terms and provisions of National Fuel’s Restated Certificate of Incorporation, as amended (Restated Certificate of Incorporation), its By-Laws, and the Amended and Restated Rights Agreement, dated as of December 4, 2008, between National Fuel and Wells Fargo Shareowner Services, as rights agent (Rights Agreement), which are filed as exhibits to the registration statement to which this prospectus relates and incorporated herein by reference. Reference is also made to the indenture dated as of October 15, 1974, as supplemented (1974 Indenture), between National Fuel and The Bank of New York Mellon, as trustee. (The 1974 Indenture includes a limitation on the payment of dividends, as described below under “Dividend Rights.” The Company’s other indenture, dated as of October 1, 1999, between National Fuel and The Bank of New York Mellon, contains no such limitation.)

No shares of preferred stock of National Fuel are currently outstanding. However, the Board of Directors of National Fuel has the ability to issue one or more series of preferred stock from time to time. The actual effect of the preferred stock upon the rights of the holders of National Fuel’s common stock will not be known until National Fuel’s Board of Directors determines the respective rights of the holders of one or more series of preferred stock. Such effects, however, might include: (a) restrictions on dividends on National Fuel’s common stock if dividends on the preferred stock are in arrears; (b) dilution of the voting power of National Fuel’s common stock; (c) restrictions on the rights of the holders of National Fuel’s common stock to share in National Fuel’s assets upon liquidation due to satisfaction of any liquidation preference granted to the preferred stock; and (d) dilution of rights of holders of National Fuel’s common stock to share in National Fuel’s assets upon liquidation if the preferred stock is participating with respect to distributions upon such liquidation.

Dividend Rights: The holders of common stock are entitled to receive dividends as declared by the Board of Directors, out of funds legally available for the purpose and subject to a limitation in the 1974 Indenture. The 1974 Indenture prohibits the payment of cash dividends on, and the purchase or redemption of, common stock if the cumulative dividends on and amounts paid for purchase or redemption of common or preferred stock since December 31, 1967 exceed or would exceed consolidated net income available for dividends for that same period plus $10 million plus any additional amount authorized or approved, upon application of National Fuel, by the SEC.

The Board of Directors’ ability to declare dividends on common stock may also be limited by the rights and preferences of certain series of preferred stock, which may be issued from time to time, and by the terms of instruments defining the rights of holders of outstanding indebtedness of National Fuel.

Voting Rights and Classification of the Board of Directors: The holders of common stock are entitled to one vote per share. The affirmative vote of the majority of the votes cast by the holders of the common stock is required for the merger or consolidation of National Fuel or for the sale of substantially all of its assets. The Board of Directors is divided into three classes, each with, as nearly as possible, an equal number of directors.

Liquidation Rights: Upon any dissolution, liquidation or winding up of National Fuel, the holders of common stock are entitled to receive pro rata all of National Fuel’s assets and funds remaining after payment of or provision for creditors and subject to the rights and preferences of each series of preferred stock.

Preemptive Rights: Holders of common stock and any series of preferred stock that may be issued have no preemptive right to purchase or subscribe for any shares of capital stock of National Fuel.

Common Stock Purchase Rights: The holders of the common stock, including the common stock sold pursuant to this prospectus, have one right for each of their shares. Each right, which will initially be evidenced by the common stock certificates representing the outstanding shares of common stock, entitles the holder to purchase one-half of one share of common stock at a purchase price of $75.00 per half share, being $150.00 per full share, subject to adjustment (Purchase Price).

The rights become exercisable upon the occurrence of a distribution date. Subject to redemption or exchange of the rights, at any time following a distribution date, each holder of a right will be entitled to receive, upon exercise of the right, common stock (or, under certain circumstances, other property of National Fuel) having a value equal to two times the amount paid to exercise the right. However, the rights are subject to redemption or exchange by National Fuel prior to their exercise as described below.

A distribution date would occur upon the earlier of:

•

ten days after the public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of National Fuel’s common stock or other voting stock having 10% or more of the aggregate voting power of National Fuel’s common stock and other voting stock, except in the circumstances described below; and

•

ten business days after the commencement or announcement by a person or group of an intention to make a tender or exchange offer that would result in that person acquiring, or obtaining the right to acquire, beneficial ownership of National Fuel’s common stock or other voting stock having 10% or more of the total voting power of National Fuel’s common stock and other voting stock.

Beneficial ownership of National Fuel’s common stock includes, among other things, certain derivative or synthetic arrangements having characteristics of a long position in National Fuel’s common stock. In addition, the phrase “then outstanding,” when used with reference to a person’s beneficial ownership of securities of National Fuel, means the number of securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such person would be deemed to own beneficially under the Rights Agreement.

A distribution date would not occur where the acquisition described in the first bullet point above results from a reduction in the number of National Fuel’s shares outstanding due to the repurchase of shares by National Fuel, unless and until the acquiring person or group, after becoming aware of its 10% stake, acquires any additional shares of National Fuel’s then outstanding voting stock. Similarly, a distribution date would not occur if National Fuel’s Board of Directors determines that the person or group that acquired the 10% stake did so inadvertently and without any intention of changing or influencing control of National Fuel, and if that person or group, after being advised of the Board of Directors’ determination, reduces its stake below 10% within a period of time set by the Board of Directors.

In certain situations after a person or group has acquired beneficial ownership of 10% or more of the total voting power of National Fuel’s stock as described above, each holder of a right will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a value equal to two times the amount paid to exercise the right. These situations would arise if National Fuel is acquired in a merger or other business combination or if 50% or more of National Fuel’s assets or earning power are sold or transferred.

At any time prior to the end of business on the tenth day following the announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the total voting power of National Fuel (except in the circumstances described above in which a distribution date would not occur), National Fuel may redeem the rights in whole, but not in part, at a price of $.005 per right, payable in shares of common stock, other securities, cash or other assets. A decision to redeem the rights requires the vote of 75% of National Fuel’s full Board of Directors. Also, at any time following the announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the total voting power of National Fuel, 75% of National Fuel’s full Board of Directors may vote to exchange the rights, in whole or in part, at an exchange rate of one share of common stock per right, subject to certain adjustments. Notwithstanding the foregoing, the Board of Directors may not effect an exchange after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 50% or more of the common stock then outstanding.

After a distribution date, rights that are owned by an acquiring person will be null and void. Upon exercise of the rights, National Fuel may need additional regulatory approvals to satisfy the requirements of the Rights Agreement. The rights will expire on July 31, 2018, unless they are exchanged or redeemed earlier than that date.

The rights have anti-takeover effects because they will cause substantial dilution of the common stock if a person attempts to acquire National Fuel on terms not approved by the Board of Directors.

Business Combinations: National Fuel’s Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other business combination by National Fuel or any of its subsidiaries with any stockholder who is directly or indirectly the beneficial owner of 5% or more of National Fuel’s outstanding common stock (substantial stockholder) or with an affiliate of any substantial stockholder. The term substantial stockholder does not include National Fuel, any of its subsidiaries, or any trustee holding common stock of National Fuel for the benefit of the employees of National Fuel or any of its subsidiaries pursuant to one or more employee benefit plans or arrangements. The conditions, which are in addition to those otherwise required by law, prescribe the minimum amount per share that must be paid to holders of common stock and the form of consideration paid, and require that the holders of common stock be furnished certain information about the business combination prior to voting on it. A business combination, as defined in the Restated Certificate of Incorporation, generally means any of the following transactions:

•	a merger, consolidation or share exchange;

•

a sale, lease, exchange or other disposition of any assets in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National Fuel in accordance with provisions of the Restated Certificate of Incorporation;

•

the issuance or transfer of securities in exchange for property having a fair market value of more than $10 million, if determined to be a business combination by certain directors of National Fuel in accordance with provisions of the Restated Certificate of Incorporation;

•	the adoption of a plan of liquidation or dissolution of National Fuel; or

•

any reclassification of securities, recapitalization or reorganization that has the effect of increasing the proportionate share of the outstanding shares of any class of securities of National Fuel that is owned by any substantial stockholder or by any affiliate of a substantial stockholder.

The approval of at least three-fourths of the entire Board of Directors or, in the event that the Board of Directors consists of directors elected by the holders of preferred stock, the approval of a majority of the entire Board, is required to amend or repeal the classified board or business combination provisions contained in the Restated Certificate of Incorporation.

Listing: The common stock is, and will be, listed on the New York Stock Exchange.

Transfer Agent and Registrar: The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

Miscellaneous

Available Information/Incorporation of Documents by Reference: National Fuel files annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information National Fuel files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including National Fuel. National Fuel also maintains an Internet site (http://www.nationalfuelgas.com). Information contained on National Fuel’s Internet site does not constitute part of this prospectus.

The SEC allows National Fuel to “incorporate by reference” the information that National Fuel files with the SEC, which means that National Fuel can disclose important information to you by referring you to those documents in this prospectus. The information incorporated by reference is an important part of this prospectus. National Fuel is incorporating by reference its Annual Report on Form 10-K for the year ended September 30, 2011, its Quarterly Report on Form 10-Q, as amended, for the quarter ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, its Current Reports on Form 8-K filed with the SEC on December 1, 2011, December 5, 2011, December 22, 2011, January 9, 2012 (to the extent filed under Items 1.01 and 2.03), January 17, 2012, February 23, 2012, March 13, 2012 (to the extent filed under Items 5.02 and 5.07) and June 13, 2012 (to the extent filed under Item 5.02), and any future documents that are filed by National Fuel with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) until National Fuel sells all of these securities. Any of National Fuel’s future filings under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act will update, supersede and replace information contained herein and the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

Upon request National Fuel will provide, without charge, a copy of any or all of the documents incorporated by reference in this document (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to National Fuel Investor Relations, 6363 Main Street, Williamsville, New York 14221 (Telephone: (716) 857-6987).

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. National Fuel has authorized no one to provide you with different information. National Fuel is not making an offer to sell its stock or soliciting offers to buy its stock in any state or country where the offer or solicitation is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of such document or that the information incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.

Stock Splits, Stock Dividends and Other Distributions: In the event dividends are paid in National Fuel common stock, or if National Fuel common stock is distributed in connection with any stock split or similar transaction, each Plan account will be adjusted to reflect the receipt of the common stock so paid or distributed.

Voting of Proxies: National Fuel will mail you proxy materials including a proxy card representing the shares registered in your name, including shares held in physical certificate form, shares held in book-entry form under the Direct Registration System (DRS) but not credited to your account under the Plan, and shares credited to your account under the Plan. The proxy will be voted as indicated by you. If you do not return your signed proxy card or otherwise cast your vote in accordance with the instructions in the proxy package, none of your shares will be voted.

Responsibility of National Fuel Gas Company and the Plan Administrator: Neither National Fuel Gas Company nor the Plan Administrator (or any agent for either) is liable for any good faith act or omission to act, including but not limited to any claim of liability:

•	arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of a notice in writing of such death; or

•	with respect to the prices or times at which shares are purchased or sold; or

•	as to the value of the shares acquired for participants.

Selling participants should be aware that the share price of National Fuel Gas Company common stock may fall or rise during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale in the open market. You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. The price risk will be borne solely by you. Neither National Fuel Gas Company nor the Plan Administrator can assure you a profit or protect you against a loss on the shares you purchase under the Plan.

Wells Fargo Shareowner Services, as the Plan Administrator, is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of common stock by Plan participants. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the participant.

The Plan Administrator is acting solely as agent of the Company and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan.

The Plan Administrator undertakes to perform such duties and only such duties as are expressly set forth herein, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the Plan Administrator or the Company.

In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder. In no event shall the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Plan Administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The Plan Administrator shall not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Legal Matters: Scarinci & Hollenbeck, LLC has given its opinion regarding the legality of the common stock covered by this prospectus and the valid issuance of the common stock purchase rights appurtenant to the common stock covered by this prospectus.

Plan Modification or Termination: National Fuel reserves the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. National Fuel and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

Change of Eligibility; Termination: National Fuel reserves the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to safekeep your shares but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you for your shares upon written request.

Foreign Participation: If you live outside the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. National Fuel reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations.

Experts: The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information incorporated in this prospectus by reference to National Fuel’s Annual Report on Form 10-K for the year ended September 30, 2011, relating to the oil and gas reserves of Seneca Resources Corporation, has been so incorporated in reliance on the audit report of Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, given on the authority of said firm as experts in petroleum engineering.

National Fuel Gas Company

6363 Main Street

Williamsville, New York 14221